# StorEn Technologies Inc



# ANNUAL REPORT

12 E Stone Ave.

Greenville, SC 29609

(631) 444-8800

www.storen.tech

This Annual Report is dated April 29, 2024.

## BUSINESS

StorEn Technologies ("StorEn" or the "Company") develops evolutionary vanadium flow batteries for energy storage. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in Greenville, SC, we're building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performances at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness - and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs.

Through these processes, we create efficient powerful cost-effective products which have led to four international PCT patent applications and four trademarks so far. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

## Related Entity (Arco)

StorEn Technologies was started by Angelo D'Anzi and Carlo Brovero in Bologna, Italy in 2016. In 2017, Mr. Brovero moved the company to the United States. Between 2017 and 2022, the company continued to perform research, development, and early prototype system builds in the original facility in Bologna, Italy. The facility in Bologna, Italy is a shared space with another technology company, Arco Technologies. In 2022, the company began its US operation in Greenville, South Carolina. Our facility in Greenville supports our early-stage manufacturing and will grow to fully support the design and build of future systems. We will continue to use our shared facility in Bologna for future research and development of our cell stacks.

To also facilitate additional business development in the United States, StorEn Technologies was granted the exclusive right to distribute Arco Hydrogen Fuel Cells, Lithium Battery Packs, and other Hydrogen-related products into the United States.

In January 2020, we acquired 1.11% of the ownership interests of Arco Fuel Cells S.r.l., in exchange for $110,120.08. In March 2020, Arco acquired 26,410 shares of our common stock for $4.20 per share for a total of $110,120.08.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $8,231,835.52

Number of Securities Sold: 1,350,832

Use of proceeds: The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures. Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

Date: June 18, 2020

Offering exemption relied upon: Regulation A+

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,374,075.90

Number of Securities Sold: 215,708

Use of proceeds: Development of Technology, Salaries of Employees, Operations

Date: March 31, 2023

Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2023 Compared to 2022**

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $50,303 compared to $34,724 in fiscal year 2023. Revenue was generated by selling a Vanadium Battery to Coemo Spa (Italy)

Cost of Sales

Cost of Sales for fiscal year 2022 was $56,490 compared to $43,143 in fiscal year 2023.

We supplied Vanadium Battery to Coelmo Spa for evaluation and to establish a working partnership for future business development.

Gross Margins

Gross margins for fiscal year 2022 were $-21,766 compared to $ 7,160 in fiscal year 2023.

Expenses

Expenses for fiscal year 2022 were $1,404,935 compared to $1,879,642 in fiscal year 2023. We increased general costs especially referred to warehouse space, personnel costs and R&D costs.

Historical results and cash flows:

In 2023, the company continued to operate in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan on delivering systems in both the industrial and residential markets in early 2024. Past cash was primarily generated through equity investments. Our goal is to begin manufacturing both residential and industrial battery systems in the second quarter 2024. To date, our company has focused on research and development of our unique battery system. In 2024, we will be the first company to build and sell a vanadium flow battery for the residential market.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $3,291,128.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

The Company does not have any material terms of indebtedness.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Davis

John Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: April, 2022 - Present

Responsibilities: Managing all aspects of the company and being the key decision maker on company financing, strategy, logistics and direction. John receives an annual salary of $210k.


Other business experience in the past three years:

Employer: StorEn Technologies, Inc.

Title: Director of Business Development

Dates of Service: July, 2021 - Present

Responsibilities: Managed all aspects of outside business development including sales, partnerships and joint ventures.

Other business experience in the past three years:

Employer: XNRGI, Inc

Title: Director of Business Development

Dates of Service: July, 2019 - January, 2020

Responsibilities: Managing all aspects of sales, partnerships and joint ventures for XNRGI, Inc

Other business experience in the past three years:

Employer: Arco Technologies, Inc.

Title: Chief Strategy Officer

Dates of Service: June, 2023 - Present

Responsibilities: Business Development and Strategic Development.

Name: Angelo D'Anzi

Angelo D'Anzi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CTO, & Director

Dates of Service: January, 2017 - Present

Responsibilities: Technical Development. Angelo receives an annual salary of $210k.

Other business experience in the past three years:

Employer: Arco Fuel Cells Srl

Title: Co-Founder and CTO for Arco Fuel Cells

Dates of Service: January, 1999 - Present

Responsibilities: Fuel Cell Development and Technical Consulting

Name: Gabriele Colombo

Gabriele Colombo's current primary role is with Leonardo Hispania S.A.. Gabriele Colombo currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Secretary, Advisor to the Board

Dates of Service: January, 2017 - Present

Responsibilities: Company's Secretary. Gabriele is working as needed but has not received any income this year.


Other business experience in the past three years:

Employer: Leonardo Hispania S.A.

Title: VP Head of Line Business

Dates of Service: February, 2019 - Present

Responsibilities: General Management

Name: Davide Biggi

Davide Biggi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer and Treasurer

Dates of Service: July, 2022 - Present

Responsibilities: Responsible for all company accounting, tax filings, and financial reporting. Davide receives an annual salary of $60k.


Other business experience in the past three years:

Employer: Arco FC

Title: Accounting Manager

Dates of Service: April, 2019 - Present

Responsibilities: Company Accounting Services

Other business experience in the past three years:

Employer: SEMI Sri

Title: CFO

Dates of Service: April, 2020 - Present

Responsibilities: Chief Financial Officer

Other business experience in the past three years:

Employer: Seanet Group

Title: Administrative and Financial Director

Dates of Service: February, 2015 - Present

Responsibilities: Financial and Bookkeeping

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Angelo D'Anzi

Amount and nature of Beneficial ownership: 3,300,000

Percent of class: 39.17


Title of class: Common Stock

Stockholder Name: The Estate of Carlo Brovero

Amount and nature of Beneficial ownership: 1,500,000

Percent of class: 17.8

## RELATED PARTY TRANSACTIONS

Name of Entity: Angelo Danzi

Relationship to Company: Officer

Nature / amount of interest in the transaction: Over the period from 2017 to 2022, the Company accrued debt in the amount of $188,138.00 in back salary to our founder and CTO. This debt was salary that at the time could not be paid due to lack of funds and the need to focus our capital directly in the operations of the company. This debt was considered on the books as a non-interest loan. In 2023, the loan was paid in full. No other outstanding loans or back pay is accrued.

Material Terms: The accrued unpaid salary was built over the course of 4 years based on Mr. D'Anzi's annual contract. The salary was considered a non-interest loan. The total amount of the loan was paid in full in 2023.


Name of Entity: Arco Technologies

Names of 20% owners: Angelo D'Anzi

Relationship to Company: Vendor, Engineering Services Contractor

Nature / amount of interest in the transaction: Arco Technologies, located in Bologna Italy is an Engineering Service Provider to StorEn Technologies. Arco Technologies, which specialized in fuel cell design is periodically contracted to perform design services, testing services, manufacturing services, and European sales and support services for StorEn Technologies. StorEn Technologies also utilized the physical building in Bologna and has equipment and engineering personnel permanently located at this facility. In 2023, StorEn Technologies loaned Arco Technologies $200,000 to purchase manufacturing related equipment that is used by both Arco Technologies and StorEn Technologies. Ownership of the equipment remained with Arco (Italy based). The loan is expected to be paid in full on January 1, 2025.

Material Terms: A loan agreement document is attached.


Name of Entity: Arco Technologies, Inc.

Names of 20% owners: Angelo D'Anzi

Relationship to Company: Engineering Contract Company

Nature / amount of interest in the transaction: Arco Technologies, located in Bologna Italy is a design and development partner with StorEn Technologies. StorEn Technologies, on occasion hires Arco Technologies for design, development, manufacturing, and software development services. In 2023, we entered into a services agreement with Arco Technologies at a cost of $209,000.00 The services were satisfactorily performed and the invoices were paid in full.

Material Terms: Engineering Services Contract including design services, engineering and software development services, prototype manufacturing services.

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 252,809 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,424,785 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis is 8,424,785 shares of Common Stock.

### What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### RISK FACTORS

Uncertain Risk An investment in StorEn Technologies Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy storage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. We are an early stage company and have not yet generated any profits StorEn Technologies Inc. was formed on January 3rd, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that StorEn Technologies inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns four trademarks, one Internet domain name, and several trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to StorEn. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our product may be subject to change and may affect demand for our vanadium flow batteries. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

**StorEn Technologies Inc**

By  /s/ *John Davis*

     Name: StorEn Technologies Inc.

     Title:  CEO

Exhibit A

**FINANCIAL STATEMENTS**



INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Management of
  StorEn Technologies, Inc.
Greenville, South Carolina

## Opinion

We have audited the financial statements of StorEn Technologies, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of StorEn Technologies, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of StorEn Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has accumulated deficits, and negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technology Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of StorEn Technology Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technology Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Fruci & Associates II, PLLC*

Spokane, Washington
April 29, 2024

# StorEn Technologies, Inc.
## A Delaware Corporation

Financial Statements

December 31, 2023 and 2022

# StorEn Technologies, Inc.

**TABLE OF CONTENTS**

# STOREN TECHNOLOGIES, INC.
## BALANCE SHEETS
### As of December 31, 2023 and December 31, 2022

|  | | 12/31/23 | | 12/31/22 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets | | | | |
| Cash and cash equivalents | $ | 238,681 | $ | 1,795,411 |
| Other current receivables | | 65,195 | | 111,219 |
| Advances to Suppliers | | 6,985 | | 249,900 |
| Inventory | | 294,445 | | 123,385 |
| Loans to related parties - Arco Tech Srl | | 200,000 | | - |
| Investments | | 698,720 | | 698,720 |
| Total Current Assets | | 1,504,026 | | 2,978,635 |
| | | | | |
| Non-Current Assets | | | | |
| Property and equipment, net | | 182,993 | | 161,409 |
| Right of Use Asset | | 151,503 | | 139,850 |
| Other Assets | | 8,610 | | 11,234 |
| Total Non-Current Assets | | 343,106 | | 312,493 |
| | | | | |
| **TOTAL ASSETS** | $ | 1,847,132 | $ | 3,291,128 |
| | | | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)** | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Accounts payable | $ | - | $ | 328,645 |
| Other Current Liabilities | | 41,189 | | 68,492 |
| Related party Loan | | - | | 188,138 |
| Right of Use Liability | | 90,757 | | 78,739 |
| Total Current Liabilities | | 131,946 | | 664,014 |
| | | | | |
| Non-Current Liabilities | | | | |
| Right of Use Liability | | 65,994 | | 64,500 |
| Total Non-Current Liabilities | | 65,994 | | 64,500 |
| | | | | |
| Total Liabilities | | 197,940 | | 728,514 |
| | | | | |
| Commitments & Contingencies | | | | |
| | | | | |
| Stockholder's Equity / (Deficit) | | | | |
| Common Stock, 0.00001 par, 10,000,000 shares authorized | | | | |
| 8,398,375 and 8,277,617 shares issued and outstanding , | | | | |
| as of Decemebr 31st, 2023, and December 31st, 2022, respectively. | | 83 | | 82 |
| Additional paid-in capital | | 9,250,645 | | 8,266,685 |
| Treasury Stock | | -113,563 | | -113,563 |
| Accumulated deficit | | -7,487,973 | | -5,590,590 |
| Total Stockholder's Equity / (Deficit) | | 1,649,192 | | 2,562,614 |
| | | | | |
| **TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)** | $ | 1,847,132 | $ | 3,291,128 |

See accompanying Independent Auditor's Report

**STOREN TECHNOLOGIES, INC.**
**STATEMENTS OF OPERATIONS**
**For the year ending December 31, 2023 and 2022**

|  | 12/31/23 | 12/31/22 |
|---|---|---|
| Net revenues | $ 50,303 | $ 34,724 |
| Cost of goods sold | -43,143 | -56,490 |
| Gross profit / (loss) | 7,160 | -21,766 |
|  |  |  |
| Operating expenses: |  |  |
| General and administrative | 1,231,040 | 996,201 |
| Research and development | 413,495 | 178,279 |
| Sales & marketing | 227,424 | 216,067 |
| Depreciation Expense | 29,748 | 14,388 |
| Total Operating Expenses | 1,901,707 | 1,404,935 |
|  |  |  |
| Loss from operations | -1,894,547 | -1,426,701 |
|  |  |  |
| Other Income / (Expense): |  |  |
| Other income / (expense) | -2,836 | -18 |
| Total Other Income / (Expense) | -2,836 | -18 |
|  |  |  |
| Loss before benefit / (provision) for income taxes | -1,897,383 | -1,426,719 |
|  |  |  |
| Net Loss | $ -1,897,383 | $ -1,426,719 |
|  |  |  |
| Basic and diluted net loss per share | $ -0.23 | $ -0.18 |
|  |  |  |
| Weighted average shares outstanding - basic and diluted | 8,337,996 | 8,131,155 |

See accompanying Independent Auditor's Report

## STOREN TECHNOLOGIES, INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
### As of December 31, 2023 and December 31, 2022

| | Common Stock | | | Additional Paid-in | Treasury | Subscription | Accumulated | Total Stockholder's Equity / |
|---|---|---|---|---|---|---|---|---|
| | Shares | $ | Amount | Capital | Stock | Receivable | Deficit | (Deficit) |
| Balance at December 31, 2021 | 7,984,692 | $ | 79 | $ 7,023,431 | - | $ -587,802 | $ -4,163,871 | $ 2,271,837 |
| Issuance of common stock | 390,892 | | 4 | 1,831,055 | - | - | - | 1,831,059 |
| Cancellation of common stock | -97,967 | | -1 | -587,801 | - | 587,802 | - | - |
| Treasury Stock | - | | - | - | -113,563 | - | - | -113,563 |
| Net loss | - | | - | - | - | - | -1,426,719 | -1,426,719 |
| Balance at December 31, 2022 | 8,277,617 | $ | 82 | $ 8,266,685 | -113,563 | $ - | $ -5,590,590 | $ 2,562,614 |
| Issuance of common stock | 120,758 | | 1 | 729,353 | - | - | - | 729,354 |
| Deposit Hold Release | - | | - | 254,607 | - | - | - | 254,607 |
| Net loss | - | | - | - | - | - | -1,897,383 | -1,897,383 |
| Balance at December 31, 2023 | 8,398,375 | $ | 83 | $ 9,250,645 | -113,563 | $ - | $ -7,487,973 | $ 1,649,192 |

See accompanying Independent Auditor's Report

# STOREN TECHNOLOGIES, INC.
## STATEMENTS OF CASH FLOWS
### For the year ended December 31, 2023 and 2022

|  | 12/31/23 | 12/31/22 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Loss | $ -1,897,383 | $ -1,426,719 |
| Adjustments to reconcile net loss to cash used in operating activities: |  |  |
| Depreciation | 29,748 | 14,388 |
| ROU | 1,859 | 3,389 |
| (Payments) / proceeds on related party loans | - | 188,138 |
| Changes in operating assets and liabilities: |  |  |
| (Increase) / Decrease in other current receivables | 46,024 | -111,219 |
| (Increase) / Decrease in advances to suppliers | 242,915 | -249,900 |
| (Increase) / Decrease in inventory | -171,060 | -66,895 |
| (Increase) / Decrease in deposits | 2,624 | -11,234 |
| Increase / (Decrease) in accounts payable | -328,645 | -78,598 |
| Increase / (Decrease) in other current liabilities | -27,303 | 68,492 |
| Net Cash Used In Operating Activities: | -2,101,221 | -1,670,158 |
|  |  |  |
| **Cash Flows from Investing Activities** |  |  |
| Loans to related parties - ARCO Tech Srl | -200,000 | 0 |
| Purchase of property and equipment | -51,332 | -175,377 |
| Net Cash Used In Investing Activities: | -251,332 | -175,377 |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Loans to related parties | -188,138 | 0 |
| Proceeds from issuance of common stock | 983,961 | 1,831,059 |
| Payments from buy-back of treasury stock | 0 | -113,563 |
| Net Cash Provided By Financing Activities: | 795,823 | 1,717,496 |
|  |  |  |
| Net Change in Cash | -1,556,730 | -128,039 |
|  |  |  |
| Cash at Beginning of Period | 1,795,411 | 1,923,450 |
| Cash at End of Period | $ 238,681 | $ 1,795,411 |
|  |  |  |
| Supplemental disclosure of cash flow information |  |  |
| Cash Paid for Interest | - | - |
| Cash Paid for Income Taxes | - | - |
| Supplemental disclosure of non-cash financing activities |  |  |
| Conversion of convertible notes | - | - |

See accompanying Independent Auditor's Report

**STOREN TECHNOLOGIES, INC.**
STATEMENTS OF CASH FLOWS
As of December 31, 2023 and December 31, 2022

## NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage. The Company is headquartered in the U.S. and has operations in Italy through a divisional office.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company's financial position, actual results could differ materially from those estimates.. The Company adopted the calendar year as its basis of reporting.

Sales and Marketing Costs

Sales and marketing costs, including advertising costs, are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2023 and 2022 totaled $227,424 and $216,067, respectively.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,545,411, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.
For fiscal years beginning after December 15, 2022, ASC 326, or the Current Expected Credit Loss (CECL) standard, was effective for all entities, requiring these to estimate and recognize expected credit losses on financial assets, such as loans and debt securities, based on historical experience, current conditions, and reasonable forecasts.
We implemented ASC 326 with no material change to the financial statements. As of December 31, 2023 and December 31, 2022, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

<u>Inventory & Shipping and Handling Costs</u>

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2023 and December 31, 2022 are recorded as current assets on the balance sheet and totaled $294,445 and $123,385 as of December 31, 2023 and December 31 2022.
As of December 31, 2023 no raw materials were included in inventory; only finished products were present. With regards to the specific kind of finished products held, as of December 31, 2023, these consisted of #2 200KWh battery packs (acquired during 2023, for $135,000 ea. from a company headquartered in India), as well as sundry components for the same, which enable Us to have two fully functional battery systems ready to be sold.

<u>Property and Equipment</u>

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2023 and December 31, 2022 have an estimated useful life of 5 years. The Company also depreciates equipment over the useful life. The Company's property and equipment consisted of equipment and furniture.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2023 and December 31, 2022 but were considered at current fair value as of December 31, 2023 and December 31, 2022 for the purposes of impairment analysis.

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company's Chief Technology Officer owns the Company receiving the investment. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020 and a further one of $587,800 during the following year. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2023 and December 31, 2022. The carrying amount for the investments was thus $698,720 as of December 31, 2023 and December 31, 2022.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

During the period ending December 31, 2023 all revenue came from one customer, Coelmo spa, an Italian non-related party headquartered in Naples and was relative to the sale of a 30kWH flux battery system consisting of a 5KW stack, a Battery Management System and 1.000 liters of electrolyte.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $413,495 and $178,279 for the periods ended December 31, 2023 and 2022 respectively. With regards to expenses incurred in the period ended December 31, 2023 these were relative to prototyping efforts for the following types of batteries and related components:

- 12V 82 Amp battery included with proprietary Battery Management System (BMS);
- 12 V 164 Amp battery included with proprietary BMS;

- 24V 82 Amp battery included with proprietary BMS;
- 24V 164 Amp battery included with proprietary BMS;
- 24V 164/240 Amp Battery for material handling.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $7,260,734 and $5,363,351 as of December 31, 2023 and December 31, 2022, respectively. Therefore, the Company has deferred tax assets of $1,895,052 and $1,399,835 as of December 31, 2023 and December 31, 2022, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2023 and December 31, 2022.

Due to the full valuation allowance, no provision for tax was recorded for the period ended December 31, 2023. The Company owes no federal or state tax as of December 31, 2023. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

## NOTE 3:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Notwithstanding that the Company is in a working capital position of $1,372,080, the Company is in a cumulative net loss position of $7,487,973 as of December 31, 2023, had negative cash flows from operations of $2,101,221 and a net loss of $1,897,383 for the year ending December 31, 2023. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: STOCKHOLDERS' EQUITY

Offering of Common Stock

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2023, and December 31, 2022 8,398,375 and 8,277,617 shares of common stock, were issued and outstanding, respectively. During the periods ended December 31, 2023 and December 31, 2022, the Company raised gross proceeds of $729,353 and $1,831,055, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 120,758 and 390,892 shares of common stock.

Common Stock Purchase Agreement

**STOREN TECHNOLOGIES, INC.**
STATEMENTS OF CASH FLOWS
As of December 31, 2023 and December 31, 2022

On July 1, 2022 the Company and related party Arco Fuel Cells Srl terminated the common stock purchase agreement originally entered upon on October 1, 2021 due to the commercial relationship between the parties having evolved in a way that made the aforementioned agreement no longer strategically appropriate.
Accordingly, 97,967 of the Company's authorized shares were cancelled (less than $1.00 par value) and the associated $587,801 receivable due for additional paid-in capital was thus written off.

Stock buy back

On December 12, 2022 the Company and related party Arco Technologies Inc. entered into an agreement by which StorEn agreed to repurchase 26,410 shares of its own common stock from Arco Technologies Inc. at a purchase price of $4.3 per share, or $113,563 in the aggregate.

Stock Cancellation

On July 17, 2023 the Company resolved to cancel 101,000 yet to be issued common shares.

Deposit Hold Release

During the period ending December 31, 2023 We received the aggregate net sum of $254,607 from Start Engine, which was relative to Our previous crowdfunding campaign, and accordingly debited additional paid in capital.

## NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 6: RELATED PARTY TRANSACTIONS

Common stock purchase agreement with Arco Fuel Cells Srl

In 2020, during their first crowdfunding campaign, We acquired $110,920 in Arco Fuel Cells srl shares equal to 1.046% of current outstanding shares. In 2021, during their second crowdfunding campaign We acquired a further $587,800 in Arco Fuel Cells Srl shares, equal to 1.246% of current outstanding shares. As of December 31, 2022 We thus owned 2.292% of currently outstanding Arco Fuel Cells Srl shares.

Upon the first investment We made, Arco Fuel Cells Srl made a $100,920 investment in Our share capital, and acquired 26,410 shares. Upon Our second investment, Arco Fuel Cells srl committed to a further $587,002 investment in order to acquire 97,967 of our shares. The second investment made by Arco Fuel Cell also generated a $587,001 subscription receivable.

In the fall of 2022 the agreement by which Arco Fuel Cells srl committed to the second investment in Our share capital was terminated by both parties. As a result, We bought back the 26,410 shares which Acro Fuel Cells srl had acquired in their first investment – these are now part of treasury stock – and the 97,967 shares which were the object of the second investment commitment, were cancelled.

Use of Italian Warehouse

The Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Expenses and accruals from related party transactions

During the year ended on December 31, 2023 We paid for the following services from related party Arco Technologies Srl:
- on 03/01/23 – PO 2022000123: design services for $80,684.86 (less 46,739.02 advanced payment made in 2022) regarding stack 800 cm$^2$ + residential battery design
- on 03/30/23 – PO 2022000124: design services for $206,000 regarding #4 27 kW FC stacks integrated with anode injector, thermostatic valve, sensors recirculatory circuits and CVM
- on 11/16/23 – PO 2022000125: advanced payment for design services for $49,900 regarding KW/30KWh - Electrical System Development For Residential Battery

Also during 2023 our Italian Banch paid for the following services from related party Arco Technologies Srl:
- on 06/28/23 – PO 2022000125: advanced payment for design services for $45,000 regarding KW/30KWh - Electrical System Development For Residential Battery
- on 07/11/23 – PO 2022000125: advanced payment for design services for $48,800 regarding KW/30KWh - Electrical System Development For Residential Battery

Payments made to former Director, Carlo Brovero

During the year ended on December 31, 2021 We owed then Director Mr. Brovero an aggregate sum of $61,150 for accrued salaries. On March 18, 2022 the sum of $4,736.96 was paid out to Mr. Brovero as an advance on this sum. Mr. Brovero died in early April 2022 and the original aggregate sum was paid out to his estate during 2023. on May 30, 2023.

Service Agreement

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000.
On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000.
No expense or accruals relating to these agreements have been recognized in 2023.

Loan to related party

On January 2$^{nd}$, 2023, the Company entered into an unsecured, non-interest bearing loan agreement with related party Arco FC for the sum of $ 200,000 which is set to be paid back on January 1$^{st}$, 2025 in a lump sum.

## NOTE 7:  DEBT

Related Party Notes Payable

During 2022, accrued compensation for $188,138 originally booked under related party accounts payable was converted into a non-interest bearing, twelve month term, shareholder loan. The loan was subsequently paid-off during march 2023.

## NOTE 8:  LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities under operating leases which expire through 2025. The Company's leases have remaining lease terms of 2 year to 3 years, some of which include options to extend the leases for 3 years. Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation.

Lease of Space Located at 400 Birnie Street Greenville, SC 29611

On July 22, 2022, the Company entered into a lease agreement with Birnie Park LLC for office and light manufacturing space located at 400 Birnie Street Greenville, SC 29611 (the "Original Birnie Street Lease").

The term of the Original Birnie Street Lease commenced on September 1, 2022 (the "Original Birnie Street Commencement Date"). The initial term of the Original Birnie Street Lease was to extend approximately two years from the Original Birnie Street Commencement Date and ending September 30, 2024, unless extended or earlier terminated in accordance with the Lease. While extensions were not prohibited, the Company did not have the right to unilaterally elect to extend the term of the Original Birnie Street Lease for an additional term.

Under the terms of the Original Birnie Street Lease, the Company leased approximately 2,400 square feet at 400 Birnie Street Greenville, SC 29611 and pays an initial charge of $2,090 per month, with increases in rent each year during the term as set out in the table below. The Company was also responsible for paying its proportionate share of real estate taxes and other operating cost.

On August 23, 2023, the Company entered into an addendum to the Original Birnie Street Lease ("Birnie Street Lease Addendum") which (a) added a further 2,199 +/- of tenant space, (b) extended the expiration date of the lease by 12 months to September 30, 2025, (c) increased the rent to $4,862.70 beginning October 1, 2023 and ending September 30, 2025, and, finally (d) to reflect the new lessee's pro-rata share to be equal to 15.5%. The Birnie Street Lease Addendum is effective as of October 1, 2023. This lease is accounted for as an operating lease.

Future Minimum Lease Payments as of December 31, 2023

| Year | Rent |
|---|---|
| 2024 | $56,192 |
| 2025 | $42,144 |
| **Total** | **$96,336** |

Lease of Space Located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620,

On June 9, 2022, the Company entered into a lease agreement with Waldrep Properties LLC for office and ancillary use space located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620 (the "Waldrep Building Lease").

The term of the Waldrep Building Lease commenced on July 1, 2022 (the "Waldrep Building Commencement Date"). The initial term of the Waldrep Building Street Lease will extend approximately three years from the Waldrep Bulding Commencement Date and ending July 31, 2025, unless extended or earlier terminated in accordance with the Lease. The Company has the three (3) one (1) year options to extend the Lease Term upon not less than one hundred twenty (120) days written notice to the Landlord prior to the expiration of the immediately preceding term.

Under the terms of the Waldrep Building Lease, the Company leases approximately 2,566 square feet at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620, and pays an initial charge of $16.02 psf per annum, with increases in rent each year during the term as set out in the table below. The Company is also responsible for paying its proportionate share of real estate taxes and other operating cost. This lease is accounted for as an operating lease.

Future Minimum Lease Payments as of December 31, 2023

| Year | Rent |
|---|---|
| 2024 | $42,874 |
| 2025 | $25,446 |
| **Total** | **$68,320** |

**STOREN TECHNOLOGIES, INC.**
STATEMENTS OF CASH FLOWS
As of December 31, 2023 and December 31, 2022

Balance Sheet Classification of Operating Lease Assets and Liabilities

| Asset | Balance Sheet Line | December, 31 2023 |
|---|---|---|
| Operating Lease ROU Waldrep Building | Non Current Assets | $60,082 |
| Operating Lease ROU Birnie Street | Non Current Assets | $91,421 |
| | | |
| Liability | Balance Sheet Line | December, 31 2023 |
| Operating Lease Liability Waldrep Building | Non Current Liabilities | $24,930 |
| Operating Lease Liability Waldrep Building | Current Liabilities | $39,540 |
| Operating Lease Liability Birnie Street | Non Current Liabilities | $41,065 |
| Operating Lease Liability Birnie Street | Current Liabilities | $51,216 |

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each year to the finance lease liabilities and operating lease liabilities recorded on the balance sheet.

| | Operating Leases |
|---|---|
| 2024 | $99,066 |
| 2025 | $67,590 |
| Total Minimum Lease Payments | $166,656 |
| Less: | |
| Amount of lease payments representing interest (Waldrep Building) | ($3,832) |
| Amount of lease payments representing interest (Birnie Street) | ($6,073) |
| Present value of future minimum lease payments | $156,751 |
| Less: current obligations under leases | ($90,756) |
| Long-term lease obligations | $65,995 |

## NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not have any outstanding convertible instruments, neither in the form equity, nor in the form of debt.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 10:  SUBSEQUENT EVENTS

Stock Issuance

During the first months of 2024 a further 45,535 shares were issued via crowdfunding, bringing the total number of outstanding shares to 8,443,910 and the number of shareholders to 8,892 Proceeds from the issuance were equal to $ 225,818.15.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no further material events were identified which require adjustment or disclosure in these financial statements.

## CERTIFICATION

  I, John Davis, Principal Executive Officer of StorEn Technologies Inc, hereby certify that the financial statements of StorEn Technologies Inc included in this Report are true and complete in all material respects.

*John Davis*

CEO